File No. 82-173

03003655

30 January 2003

SUPPL

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Required	By Whom Required
Second Quarter Production Report 2002/03 for three months to 31 December 2002 for M.I.M. Holdings Limited	Stock Exchanges

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 03 2003
WASH. D.C. 155

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426 Website www.mim.com.au*

File No. 82-173

30 January 2003

Information Release

SECOND QUARTER PRODUCTION REPORT 2002/03 FOR 3 MONTHS TO 31 DECEMBER 2002

- Increased output of copper, coal and gold compared with the previous December quarter; lower lead, zinc and silver
  - Copper in concentrate production up at all copper operations; particularly strong performances at Alumbrera and Ernest Henry
  - NCA and Oaky Creek coal projects lifted production
  - Strong performance at McArthur River increased zinc output; Mount Isa lead-zinc production down on lower grades

Rolleston:

- Coal combustion trials confirm acceptable combustion characteristics

Exit of non-core European zinc smelters progressed:

- Duisburg divested
- Proposal to close Avonmouth put to the representing unions, discussions in progress

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (+61 7) 3833 8000 Facsimile (+61 7) 3832 2426 Website www.mim.com.au

Production summaries by operation

Copper, copper-gold

Mount Isa

Total copper output from Mount Isa was 16% ahead of that for the previous December quarter. Copper smelter anode output was 8% higher although lower than planned due to difficult metallurgy (high talc) of the concentrate feed, higher than planned air quality control down time, and interruptions following the loss of electrical power as a result of a lightning strike. Trial decoupling of the ISASMELT and converters aimed at increasing overall throughput rates resulted in a temporary reduction in "first pass" smelter recovery as the copper content of slag increased. Additional copper will be recovered as the slag is recycled. Sales of copper in concentrate increased, taking advantage of favourable margins due to historically low treatment terms.

Townsville refined copper output was similar to that for the previous December quarter and matched smelter output.

Total copper in concentrate production from ore and recycled slag was higher than for the previous December quarter despite being constrained by planned relines of both SAG mills and hoisting maintenance. Approximately 245 kt of stockpiled RHF slag was reprocessed through the mill during the quarter. Copper recovery to concentrate from ore was lower due to the following factors - the lower recovery rate from copper ore processed through the lead-zinc concentrator, and an increased ore throughput rate at the copper concentrator to make room for higher grade slag to increase overall copper in concentrate output. Recovery rates for copper ore through the lead-zinc concentrator improved from a mid 80's% average for the quarter to greater than 90% during January.

Ernest Henry

MIM's share of copper and gold in concentrate production increased by 117% and 115% respectively compared with the previous December quarter (11% and 9% respectively on a comparable ownership basis). This result was a combination of higher head grades as a greater proportion of mill feed was sourced from the higher-grade ore lower in the pit, and improved metallurgical performance. The higher head grades assisted both recovery and concentrate grade. Mill throughput was lower than the previous December quarter principally as the result of the loss of over 4 days production in December occasioned by failure of mill gearboxes.

Alumbrera (MIM 50%)

Copper concentrate production, which was 15% ahead of the previous December quarter, was the highest quarterly output achieved by the project. An increased throughput rate from the expanded mill and an improved gold recovery rate to the gravity circuit more than compensated for scheduled lower grades of ore mined and processed. Copper in concentrate and gold in concentrate and doré were 13% and 4% higher than for the previous December quarter.

Coal

Oaky Creek (MIM 75%)

Output of product coal was 25% higher than for the previous December quarter.

Additional pre-stripping capacity was commissioned during the quarter to provide additional open cut capacity and compensate for the delayed ramp up of production from the new Oaky No 1 longwall where cutting rates have been restricted following frictional ignition events.

Improvements in operating procedures at the No 1 mine, including installation of a new design of shearer drum, have assisted in the management of the frictional ignition issues and a staged increase in production is being implemented.

Newlands-Collinsville-Abbot Point (MIM 75%)

Output of product coal was just above that for the previous December quarter.

The Abbot Point coal loading facility achieved an outstanding annualised throughput rate of 18 million tonnes per year during December in response to increased shipping requirements.

Near mine exploration and mine life extension work is expected to result in an increase in thermal and coking coal Reserves at Collinsville.

Lead-Zinc

Mount Isa

Output of lead-silver bullion and zinc concentrate was lower than for the previous December quarter largely due to significantly lower ore grades and lower output from the Isa Lead mine. The lower ore grades and resultant lower recovery rate reflected the areas being mined and higher mining dilution at George Fisher. Hoisting of ore from the Isa Lead mine was restricted by preferential use of shared infrastructure as copper ore was processed through the lead-zinc concentrator.

At **Northfleet**, output of lead and silver was lower than for the previous December quarter due to shortage of feed from Mount Isa and the European zinc smelters. The Wakefield operation was closed in December with lead recycling operations being consolidated at the Northfleet site.

McArthur River (MIM 75%)

Zinc concentrate production was 3% ahead of the previous December quarter setting a new quarterly production record for the operation. Zinc head grades declined during the quarter as a higher percentage of mill feed was sourced from the lower grade 3 and 4 orebodies. The 8% drop in zinc head grade was more than offset by increases in throughput to a record annualised rate of 1.6 million tonnes per year, and improved zinc recovery, in spite of the reduced head grade.

Zinc Smelters

Production declined at each of the two European zinc smelters in the quarter. In December the Duisburg zinc smelter was divested and a proposal to close the company's zinc smelter at Avonmouth was put to the trade unions representing its workforce.

Gold

Sarsfield

Gold output from Sarsfield increased with completion of commissioning of the mill upgrade in November.

Projects

Mount Isa copper open pit study

Plans to expand copper production at Mount Isa progressed with an intensive programme of drilling aimed at increasing and further defining Mineral Resources for the proposed Open Pit. Nearly 7 450 metres of drilling was completed during the quarter. This work is part of the feasibility study into early development of the open pit.

Ernest Henry mine extension

The programme of drilling aimed at converting down dip extensions of copper-gold mineralisation into Mineral Resources continued during the quarter. Results from the latest drilling further supports previous indications of a potential to extend the mine life. The average copper and gold grades of intersections continued to be significantly higher than current Ernest Henry Ore Reserve grades. Geological modelling will be completed during the March quarter.

Rolleston Project

Mining of the bulk coal sample (approximately 230 000 tonnes) was completed during the quarter with approximately 190 000 tonnes railed for delivery to customers including domestic and overseas power plants. The remaining sample will be railed to customers during the March quarter. Several large-scale customer combustion trials have been completed to date confirming that the coal has acceptable combustion characteristics.

The project Environmental Impact Statement was completed.

Rail tenders were received in late December 2002 and are being evaluated.

Detailed mine planning and modelling continued to optimise the mine design.

Feasibility study into on-site zinc metal production at McArthur River

Operation of the Albion Process pilot plant continued through the quarter and included further circuit optimisation and processing of lower grade/higher recovery McArthur River concentrate.

Other work continued as part of the feasibility study for a proposed open pit at the McArthur River mine which would lift mine production to 4.8 million t/yr and enable the on-site zinc metal output to reach around 450 000 tonnes.

Exploration

MIM continued an active exploration programme for copper, gold and coal near existing operations, in other regions in Australia, and internationally.

Expenditure on exploration and resource definition during the quarter was $19.4 million and included $12.1 million for coal exploration and reserve extension and the Rolleston feasibility study.

In Australia, a total of 13 420 metres of exploration drilling was completed on metalliferous projects (excluding resource extension drilling at Mount Isa and Ernest Henry). 126.2 kms of ground geophysical surveys were completed.

- Mount Isa Mining Lease, Queensland: Drilling continued on deflections off two deep drill holes approximately two and three kilometres north of the Enterprise Mine. One deflection intersected silica dolomite alteration and minor chalcopyrite mineralisation. Additional targets will be evaluated during the March quarter.
- Regional NWQ : At the Archer Prospect near Cloncurry, part of the Carpentaria Joint Venture with Leyshon Resources, encouraging drill results were received:

Drill Hole	From (metres)	To (metres)	Intersection (metres)	Cu (%)	Au (g/t)
CA002	80	90	10	1.47	0.16
CA004	56	66	10	1.28	0.19
	80	88	8	1.28	0.20
CA008	131	136.1	5.1	2.25	0.20

- South Australia: MIMDAS results in the Southern Gawler Craton in an agreement with Adelaide Resources Ltd have outlined prospective areas that will be followed up with further drilling. Tenement holdings have been increased considerably in the Stuart Shelf Area.
- Copper Hill, New South Wales: The company has withdrawn from the project due to limited potential for suitable size and grade targets.
- Western Australia: At the Snake Well Joint Venture, 150km north east of Geraldton, drilling commenced aimed at extending the existing A Zone prospect Indicated Resource of approximately 460 000 tonnes @ 3.11g/t Au. Results from aircore drilling of the Rabbit Well anomaly, located 15 kilometres NE of A Zone, have returned encouraging results.

Internationally:

A total of 3 559 metres of drilling was completed on copper and gold exploration projects.

Argentina:

- La Pampa : Drill testing of a MIMDAS IP anomaly in this greenfield area has encountered significant intersections of low grade copper over a strike length in excess of 1 km. The discovery of copper in this greenfield area which has very limited outcrop and no exploration history, is encouraging.

Further infill MIMDAS and drilling are continuing, and other regional targets are being tested.

Chile:

Rapid testing of targets commenced using MIMDAS and heli-magnetics.

Mexico:

Cobre Grande: Drilling to test IP targets and a previously identified copper "skarn" style mineralised system has intersected low-grade copper and zinc mineralisation.

Dominican Republic:

- Ampliacion : Results from trenching a soil gold anomaly approximately 20km north of the Pueblo Viejo Mine indicate significant near surface gold. Over the 154 metre-long trench averages of 1.6g/t gold and 0.2% copper were encountered including 26 metres at 5.2g/t gold, 0.4% copper. Drilling has commenced to test this anomaly.

Outlook

Mount Isa copper

Copper smelter anode output is expected to be higher than the December quarter level. The rate of anode production will depend upon seasonal AQC conditions and the offsetting rate of gas capture for acid production. Following the lower than expected anode production for the December quarter the target anode production for FY2003 has been revised to around 235kt assuming no rebrick is completed prior to the September quarter (refer comment below). Excess copper concentrate will be sold.

The copper ISASMELT has been in production for a record 28 months since the last rebrick (previous record 24 months). Through this extended period the condition of the refractory bricks continues to be closely monitored and controlled through a protective build up of slag in some areas of the vessel. Preparations have been made should a rebrick be required ahead of the scheduled September quarter 2003 smelter shut down.

Ernest Henry

Copper and gold grades of ore mined and processed for the March quarter are expected to decline from the high December quarter level as seasonal weather conditions limit access to higher grade areas of the open cut. The lower grades will be partly compensated for by a higher average mill throughput rate.

Alumbrera

Concentrate production for the March quarter is expected to be similar to that for the December quarter.

Oaky Creek

The Oaky North longwall will undertake an extended move as the equipment is relocated from the northern panels to the southern panels. Low run of mine stocks caused by the limited production rates at Oaky No 1 will mean that product coal output for the March quarter will be lower than for the December quarter. However, with flexible coal sources, production for FY2003 is expected to exceed the 9 million t/yr achieved for FY2002.

Newlands-Collinsville-Abbot Point

Strong production is expected to continue. A longwall move was in progress at the end of the December quarter. Output of product coal will be maintained from run of mine stocks.

Mount Isa lead-zinc

Lead and zinc grades of ore mined and processed are expected to exceed those of the December quarter as the proportion of George Fisher ore increases leading to increased output of lead-silver bullion and zinc concentrate during the March quarter. Output at George Fisher will be steadily increased through 2003 as a modified production plan is implemented aimed at reducing the risk of premature secondary stope failures.

McArthur River

Strong mine and metallurgical performances are expected to continue although regional flooding interrupted mining operations in January. Grades of ore mined and processed are expected to remain similar to those for the December quarter.

Sarsfield

Throughput rate is expected to increase ahead of the December quarter as optimisation of the expanded mill progresses, leading to increased gold output.

VP Gauci
Managing Director
30 January 2003

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (617) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (617) 3833 8295
Mobile: 0419 781 380

Production Summary

Note: All data shown is MIM's Share of production

			3 months to 31 Dec 2002	3 months to 31 Dec 2001	**6 months to 31 Dec 2002**	6 months to 31 Dec 2001
Mount Isa Copper						
Metal Production Summary						
Anode Copper		t	**56,873**	52,792	**112,957**	115,423
Copper in Other Products	[1]	t	**16,881**	10,714	**25,023**	29,647
Total Copper		t	**73,754**	63,506	**137,980**	145,070
Refined Copper		t	**56,884**	57,626	**109,327**	120,237
Gold in Refinery Slimes		oz	**42,106**	36,355	**76,739**	83,769
Production performances						
Ore Mined - 1100 O/B		t	**629,758**	833,224	**1,355,607**	1,696,795
Ore Mined - Enterprise		t	**628,607**	594,624	**1,309,018**	1,210,977
Ore Milled		t	**1,309,485**	1,446,883	**2,729,878**	2,990,843
Copper grade - ore		%	**3.33**	3.55	**3.35**	3.51
Copper recovery - ore	[2]	%	**89.5**	93.7	**90.6**	93.1
Total Concentrate (includes conc from reprocessed slag)		dmt	**171,770**	179,519	**342,351**	369,958
Copper in concentrate		t	**50,976**	49,701	**98,680**	103,641
Smelter Recovery		%	**90.3**	92.2	**91.6**	93.4
Ernest Henry Concentrate Tonnes Smelted		t	**112,852**	90,160	**231,345**	180,428

			3 months to 31 Dec 2002	3 months to 31 Dec 2001	**6 months to 31 Dec 2002**	6 months to 31 Dec 2001
Ernest Henry (100% Share) [3]						
Metal Production Summary						
Copper in Concentrate		t	**29,638**	13,678	**61,701**	26,429
Gold in Concentrate		oz	**37,856**	17,645	**78,123**	33,885
Production performances						
Total Material Mined		t	**16,204,132**	7,527,568	**30,481,322**	16,143,913
Ore Mined		t	**2,993,033**	1,406,505	**5,669,539**	2,767,085
Ore Milled		t	**2,404,528**	1,299,875	**5,130,528**	2,684,666
Copper grade		%	**1.33**	1.16	**1.31**	1.09
Gold grade		g/t	**0.69**	0.57	**0.68**	0.53
Concentrate		dmt	**99,994**	48,799	**208,877**	93,069
Copper recovery		%	**92.0**	90.6	**92.1**	90.3
Gold recovery		%	**70.2**	74.0	**70.1**	74.4

Production Summary

Note: All data shown is MIM's Share of production

		3 months to 31 Dec 2002	3 months to 31 Dec 2001	**6 months to 31 Dec 2002**	6 months to 31 Dec 2001
Alumbrera (50% Share)					
Metal Production Summary					
Copper in Concentrate	t	**27,800**	24,617	**50,757**	48,660
Gold in Concentrate	oz	**87,755**	88,908	**161,909**	171,951
Gold in Dore	oz	**8,835**	3,677	**15,027**	7,747
Total Gold	oz	**96,590**	92,585	**176,936**	179,698
Silver in Concentrate	oz	**142,468**	196,436	**248,101**	346,556
Production performances					
Total Material Mined	t	**14,363,445**	14,317,541	**29,041,609**	29,090,167
Ore Mined [4]	t	**5,614,143**	3,651,657	**11,033,362**	8,594,686
Low grade ore mined	t	**980,616**	92,496	**2,192,739**	219,862
Ore Milled	t	**4,351,781**	3,570,632	**8,368,381**	7,328,229
Copper grade	%	**0.69**	0.74	**0.66**	0.72
Gold grade	g/t	**0.85**	1.05	**0.82**	1.01
Concentrate	dmt	**102,330**	89,142	**186,329**	176,414
Copper recovery	%	**92.4**	92.9	**92.3**	91.7
Gold recovery	%	**81.1**	76.7	**80.3**	75.7
Oaky Creek (75% Share)					
Product coal					
Coking					
- Opencut	t	**358,223**	317,141	**762,135**	498,949
- No 1 Underground	t	**305,605**	123,018	**621,847**	317,137
- North	t	**1,170,875**	750,682	**2,055,880**	1,913,012
- Alliance	t	**0**	281,357	**0**	653,771
Total	t	**1,834,703**	1,472,198	**3,439,862**	3,382,869
Newlands-Collinsville-Abbot Point Project (NCA) (75% Share)					
Product coal					
Collinsville					
Coking	t	**328,167**	348,982	**616,878**	623,763
Thermal	t	**681,502**	583,994	**1,319,339**	1,182,385
Newlands					
Thermal					
- Opencut	t	**763,562**	735,991	**1,668,195**	1,503,171
- Underground	t	**821,201**	855,209	**1,483,541**	1,513,196
Total NCA	t	**2,594,432**	2,524,176	**5,087,953**	4,822,515

MIM

Production Summary

Note: All data shown is MIM's Share of production

		3 months to 31 Dec 2002	3 months to 31 Dec 2001	**6 months to 31 Dec 2002**	6 months to 31 Dec 2001
Mount Isa Lead-Zinc					
Metal Production Summary					
Zinc in Concentrate	t	**46,127**	49,579	**90,725**	97,895
Lead contained in Lead/Silver bullion	t	**37,354**	43,135	**68,863**	81,427
Silver in Lead/Silver bullion	oz	**2,902,405**	3,393,603	**5,343,350**	6,068,284
Production performances					
Ore Mined - Isa	t	**252,148**	307,882	**512,573**	633,269
Ore Mined - George Fisher	t	**520,444**	494,109	**1,001,091**	986,168
Ore Milled	t	**842,820**	791,720	**1,548,691**	1,616,631
Zinc grade	%	**6.89**	7.67	**7.23**	7.55
Lead grade	%	**4.56**	5.65	**4.71**	5.57
Silver grade	g/t	**103**	139	**108**	139
Zinc Concentrate	dmt	**89,627**	96,349	**176,575**	190,264
Zinc Recovery	%	**79.4**	80.9	**80.5**	80.0
Lead Recovery - Conc.	%	**74.4**	79.0	**76.5**	78.4
Lead Recovery - Smelter	%	**97.9**	97.5	**97.8**	97.5
Lead in Purchased Concentrate Tonnes Smelted	t	**10,120**	4,775	**15,735**	8,503
Silver in Purchased Concentrate Tonnes Smelted	oz	**1,436,794**	720,319	**2,272,471**	1,265,252
McArthur River (75% Share)					
Metal Production Summary					
Zinc in Concentrate	t	**34,845**	33,673	**64,856**	65,524
Lead in Concentrate	t	**7,905**	8,368	**14,925**	15,194
Silver in Concentrate	oz	**315,420**	329,484	**602,093**	618,560
Production performances					
Ore Mined	t	**284,495**	268,807	**568,733**	537,428
Ore Milled	t	**300,980**	270,232	**562,778**	516,060
Zinc grade	%	**13.9**	15.1	**13.9**	15.3
Lead grade	%	**5.7**	6.5	**5.8**	6.5
Concentrate	dmt	**74,346**	72,349	**138,758**	138,519
Zinc Recovery	%	**83.5**	82.6	**83.0**	82.7
Lead Recovery	%	**45.8**	47.8	**45.1**	45.5

Production Summary

Note: All data shown is MIM's Share of production

			3 months to 31 Dec 2002	3 months to 31 Dec 2001	6 months to 31 Dec 2002	6 months to 31 Dec 2001
Northfleet/Wakefield						
Mount Isa Sourced Lead		t	**29,472**	39,516	**68,238**	75,846
BRM - Recycled Lead (Northfleet & Wakefield Secondary)		t	**12,674**	12,131	**23,155**	23,452
BRM - Other Primary (MHD & BZL Lead)		t	**14,999**	16,423	**29,618**	31,686
Total Northfleet & Wakefield Lead		t	**57,145**	68,070	**121,011**	130,984
Refined Silver (Ex ISA)		oz	**2,757,089**	3,512,914	**5,514,411**	5,507,576
Refined Silver (Ex Other)		oz	**912,927**	971,208	**1,908,137**	2,427,056
Total Northfleet Silver		oz	**3,670,016**	4,484,122	**7,422,548**	7,934,632
Avonmouth						
Lead contained in Lead/Silver bullion		t	**7,323**	9,393	**17,274**	18,579
Refined Zinc		t	**20,343**	24,168	**44,206**	48,007
Duisburg						
Lead contained in Lead/Silver bullion	[5]	t	**4,438**	7,807	**11,487**	13,969
Refined Zinc	[5]	t	**16,575**	24,408	**40,414**	42,381
Ravenswood						
Metal Production Summary						
Gold Produced - Sarsfield Project		oz	**30,325**	13,702	**48,208**	26,451
Production performances						
Sarsfield Project						
Ore Mined		t	**2,021,575**	1,011,636	**3,338,942**	1,515,481
Ore Milled		t	**927,992**	408,950	**1,572,433**	812,165
Gold grade		g/t	**1.09**	1.13	**1.04**	1.09
Gold recovery		%	**93.0**	92.4	**91.6**	92.7

[1] Other copper comprises metal in concentrate, reverts and converter slag sold.

[2] Including copper ore processed through the lead-zinc concentrator.

[3] MIM's share of production 100% from 26 June 2002. Comparatives are 51% share.

[4] Ore Mined incudes capitalised medium grade stockpile material.

[5] MHD Sale was completed on 6 December 2002. Production Data after this date is not included.

Prior period and cumulative data may include minor post reporting period adjustments